FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 23, 2002, Series 2002-5	333-6637

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: ______________________
Name: Richard Johnson
Title: Chief Financial Officer

Dated: August 23, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Revised Computational Materials

Impac CMB Trust Series 2002-5
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2002-5

$497,500,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet **Date Revised: August 16, 2002**

$497,500,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2002-5

Class [(1)(2)]	Approximate Bond Balance [(3)]	Tranche Type	WAL (Yrs.) Call/Mat [(4)]	Modified Duration (Yrs.) Call/Mat[(4)]	Payment Window (Mos.) Call/Mat[(4)]	Expected Rating (Moody's / S&P)	Last Scheduled Payment Date
A-1	466,875,000	Floating Rate Senior	2.04 / 2.65	1.99 / 2.53	1-45 / 1-167	Aaa/AAA	July 2032
A-IO [(5)]	$50,000,000	Interest Only NAS	N/A	0.89 / 0.89	1-30 / 1-30	Aaa/AAA	February 2005
B	30,625,000	Floating Rate Subordinate	2.04 / 2.65	1.91 / 2.40	1-45 / 1-167	Baa2/BBB	July 2032
Total:	**$497,500,000[(6)]**						

(1) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class A-1 Bonds will increase 2.0x, and (ii) the margin for the Class B Bonds will increase 1.5x.
(2) The Bonds are subject to a cap equal to the lesser of (i) 12.35% per annum and (ii) the Available Funds Rate (as described below).
(3) The bond balances are subject to a +/-5% variance.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(5) Notional balance only.
(6) Does not include the Class A-IO notional balance.

Trust: Impac CMB Trust Series 2002-5.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers: Commencing on or before November 1, 2002 Countrywide Servicing L.P., or an affiliate thereof, will act as sub-servicer with respect to substantially all of the Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer.

Underwriters: Countrywide Securities Corporation (Lead Manager) and Lehman Brothers Inc. (Co-Manager).

Indenture Trustee: Deutsche Bank National Trust Company

Owner Trustee: Wilmington Trust Company.

Bond Insurer: Ambac Assurance Corporation ("Ambac").

Bonds: The *"Bonds"* will consist of (i) the Class A-1 Bonds and the Class A-IO Bonds (together, the "Class A Bonds") and (ii) the Class B Bonds.

	The Class A-IO Bonds have a scheduled notional balance (described below), accrue interest on their notional balance and are not entitled to payments of principal.
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered publicly.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Class A Bonds will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	August 1, 2002.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of August 1, 2002, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Pre-Funding Account on the Closing Date.
Expected Pricing Date:	August [19], 2002.
Expected Closing Date:	August [28], 2002.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in September 2002.
Accrued Interest:	The price to be paid by investors for the Bonds (other than the Class A-IO Bonds) will not include accrued interest thru the Closing Date (i.e., settling flat). The price to be paid for the Class A-IO Bonds will include accrued interest from August 1, 2002 up to, but not including, the Closing Date.
Interest Accrual Period:	With respect to the Bonds (other than the Class A-IO Bonds) and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). The Interest Accrual Period for each Payment Date with respect to the Class A-IO Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
Due Date:	With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 25% of the Cut-off Date Balance, and (ii) the Payment Date occurring in September 2012.
Pricing Prepayment Speed:	The Bonds were priced based on an assumed collateral prepayment speed of 30% CPR.

Mortgage Loans:

The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $484,167,692, all of which are adjustable rate mortgage loans secured by first liens on the related mortgaged properties. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to the Subsequent Mortgage Loans, during the Funding Period. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Pre-Funded Amount:

A deposit of not more than $125,000,000 (the "Pre-Funded Amount") will be made to a pre-funding account (the "Pre-Funding Account") on the Closing Date. From the Closing Date to no later than November 28, 2002 (the "Funding Period"), the Pre-Funded Amount on deposit in the Pre-Funding Account will be used to purchase subsequent mortgage loans (the "Subsequent Mortgage Loans"). Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Bonds on the immediately following Payment Date.

Note Rate:

The Note Rate on each Class of Bonds (other than the Class A-IO Bonds) for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Available Funds Rate, and (c) a fixed cap of 12.350%.

The Class A-IO Bonds will accrue interest based on the declining notional balances and at the rates set forth below:

Month	Notional Balance	Rate
1-12	$50,000,000	4.75%
13-24	$17,500,000	4.75%
25-30	$12,500,000	4.75%

All payments on the Class A-IO Bonds will be guaranteed by the Seller to the extent cashflow is unavailable to pay them their Accrued Bond Interest on any payment date.

Premium Rate:

Approximately 13.27% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. The Premium Rate of the Sample Pool is approximately 0.117%.

Net Mortgage Rate:

The "Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of 0.375% with respect to the Mortgage Loans, (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0057%, (d) the Premium Rate, (e) a surety carveout of 0.50% commencing <u>after</u> the first nine (9) months and (f) the Class A-IO

Note Rate multiplied by a fraction (converted t0 30/360), the numerator of which is the Notional Balance of the Class A-IO Bonds and the denominator of which is the unpaid principal balance of the Mortgage Loans (in the case of (a), (b), (c), and (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Available Funds Rate: For any Payment Date, the "Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Net Mortgage Rate, times a fraction equal to (x) the sum of the aggregate principal balance of the Mortgage Loans as of the end of the prior due period and the Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Bonds (other than the Class A-IO Bonds) immediately prior to such Payment Date, over (ii) the Bond Insurance Policy premium times a fraction equal to (x) the principal balance of the Class A-1 Bonds divided by (y) the aggregate principal balance of the Class A-1 Bonds and Class B Bonds multiplied prior to such Payment Date by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds (other than the Class A-IO Bonds) resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 12.350%, over (b) the Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts with an aggregate notional balance of approximately $112,693,500 (collectively, the "Derivative Contracts"). Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay Bonds first, to the Class A-1 Bonds, then the Class B Bonds, any Basis Risk Amounts. None of the Derivative Contracts will have a term in excess of 35 months.

The Derivative Contracts will include one cap contract with an initial declining notional balance of $9,983,178.57, as further specified in the cap contract (the "Cap Contract"). Payments received under the Cap Contract will be available to pay the Bonds any Basis Risk Amounts in the order and manner described in the preceding paragraph.

The Derivative Contracts will also include five "balance-guaranteed" collar contracts with an initial declining notional balance of approximately $102,710,323.24 (the "Collar Contracts"). As used herein, "balance-guaranteed" shall refer to Derivative Contracts written by a triple-A counterparty which will guarantee that, in any given period, the aggregate notional balance of the Collar Contracts will not exceed the aggregate balance of the Bonds.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	S&P/Moodys	Subordination (at Issuance)
Class A-1	AAA/Aaa	6.125% (Ambac Guaranteed)
Class B	BBB/Baa2	0.500%

1. Overcollateralization. The initial Overcollateralization target will be equal to 0.50% and will remain at 0.50% through the Payment Date occurring in February 2003, after which

time the required target Overcollateralization will be equal to 0.90% of the Cut-off Date Balance.

a. *Stepdown of Overcollateralization*: On or after the Stepdown Date (as defined below) and for so long as a Trigger Event (the parameters of which will be set by the rating agencies) shall not have occurred, the required overcollateralization may be reduced to the greater of (i) an amount equal to 1.80% of the then current aggregate unpaid principal balance of the Mortgage Loans, and (ii) an overcollateralization floor equal to 0.50% of the Cut-off Date Balance. As used herein, "Stepdown Date" shall mean the later of (a) the Payment Date occurring in September 2005, and (b) the first Payment Date on which the aggregate principal balance of the Mortgage Loans is less than or equal to 50% of the Cut-off Date Balance.

b. *Trigger Event*: Upon the occurrence of a Trigger Event on or after the Stepdown Date, and for so long as such Trigger Event exists, the required overcollateralization will be increased to 0.90% of the Cut-off Date Balance.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1, 2, 3, 4 and 5 under "Priority of Payments" below.

3. Subordination. The Class B Bonds, which will initially represent 6.125% of the Cut-off Date Balance, will provide subordination to the Class A-1 Bonds to the extent described under "Realized Losses" below.

4. Bond Insurance Policy. Ambac Assurance Corporation will guarantee the ultimate payment of principal and current interest on the Class A-1 Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Soldiers' and Sailors' Civil Relief Act of 1940 shortfalls and Basis Risk Amounts. Ambac's claims paying ability is rated AAA and Aaa by S&P and Moody's, respectively.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first, by Excess Cash Flow, and then by the reduction of overcollateralization. Following the reduction of any overcollateralization to zero, all allocable Realized Losses will be applied to the Class B Bonds. Any Realized Losses allocated to the Class B Bonds will not bear interest and will be reimbursed as provided below.

Any Realized Losses otherwise attributable to the Class A-1 Bonds and not covered as described above will result in a draw on the Bond Insurance Policy.

Principal Distributions:

Principal collected on the mortgage loans will be distributed on each Payment Date, pro-rata, between the Class A-1 Bonds (such amount the "Class A Principal Distribution Amount") and the Class B Bonds (such amount the "Class B Principal Distribution Amount"). The Class A-IO Bonds will not be entitled to receive principal.

Priority of Payments:

Available funds (which are net of any servicing, master servicing, indenture trustee, owner trustee, private mortgage insurance premium fees, and the Ambac premium) will be distributed as follows:

1. To the respective counterparties of the Derivative Contracts, any net amounts which may become due as a result of the liability portion of the Derivative Contracts;

2. Interest funds as follows: (i) accrued interest, pro-rata, to the Class A-1 and Class A-IO Bonds based on interest entitlement and then (ii) accrued interest to the Class B Bonds;
3. From available funds, the Class A Principal Distribution Amount to the Class A-1 Bonds;
4. From available funds, to Ambac, as reimbursement for prior draws on the Bond Insurance Policy;
5. From available funds, the Class B Principal Distribution Amount to the Class B Bonds;
6. Beginning on the payment date in March 2003, Excess Cash Flow, following the distributions described in clause 5 above, as principal to the Bonds on a pro rata basis to build overcollateralization to the target amount;
7. Any remaining Excess Cash Flow, following the distributions described in Clause 6 above, sequentially to (i) pro-rata to the Class A-1 Bonds and Class A-IO Bonds based on interest entitlement and (ii) the Class B Bonds, to cover any Unpaid Interest Shortfall Amounts;
8. Any remaining Excess Cash Flow, following the distributions described in Clause 7 above to the Class B Bonds in respect of previously unreimbursed Realized Losses;
9. Any remaining Excess Cash Flow, following the distributions described in clause 8 above, sequentially to (i) to the Class A-1 Bonds and (ii) the Class B Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
10. Any remaining Excess Cash Flow, following the distributions described in clause 9 above, to the Certificates.

[DM Tables, Available Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2002-5, Class A-1

Price-DM Sensitivity Report

Settlement:	8/28/02
Class Balance:	$[466,875,000]
Pass-Thru Margin (pre-step-up):	[0.30]%

To Call:

CPR	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	30	30	30	30	30	30	30
WAL (yr)	9.25	5.80	2.51	2.04	1.71	1.45	1.26
MDUR (yr)	8.41	5.36	2.43	1.99	1.68	1.43	1.24
First Prin Pay	9/02	9/02	9/02	9/02	9/02	9/02	9/02
Last Prin Pay	9/12	9/12	4/07	5/06	10/05	4/05	12/04

To Maturity:

CPR	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	43	36	36	36	36	36	36
WAL (yr)	18.50	7.44	3.23	2.65	2.21	1.88	1.62
MDUR (yr)	14.84	6.58	3.05	2.53	2.13	1.82	1.58
First Prin Pay	9/02	9/02	9/02	9/02	9/02	9/02	9/02
Last Prin Pay	7/32	12/30	6/19	7/16	5/14	8/12	4/11

Impac CMB Trust Series 2002-5, Class A-IO

Price-Yield Sensitivity Report

Settlement:	8/28/02
Initial Notional Balance:	$[50,000,000]
Initial Pass-Thru Rate:	[4.75]%

CPR	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
Yield at 6-13+	3.67	3.67	3.67	3.67	3.67	3.67	3.67
MDUR (yr)	0.89	0.89	0.89	0.89	0.89	0.89	0.89
First Pay	9/02	9/02	9/02	9/02	9/02	9/02	9/02
Last Pay	2/05	2/05	2/05	2/05	2/05	2/05	2/05

Impac CMB Trust Series 2002-5, Class B

Price-DM Sensitivity Report

Settlement:	8/28/02
Class Balance:	$[30,625,000]
Pass-Thru Margin (pre-step-up):	[2.25]%

To Call:

CPR	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	225	225	225	225	225	225	225
WAL (yr)	9.25	5.80	2.51	2.04	1.71	1.45	1.26
MDUR (yr)	7.61	4.94	2.33	1.91	1.62	1.39	1.21
First Prin Pay	9/02	9/02	9/02	9/02	9/02	9/02	9/02
Last Prin Pay	9/12	9/12	4/07	5/06	10/05	4/05	12/04

To Maturity:

CPR	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	267	242	246	247	248	248	248
WAL (yr)	18.50	7.44	3.23	2.65	2.21	1.88	1.62
MDUR (yr)	12.16	5.87	2.87	2.40	2.04	1.75	1.52
First Prin Pay	9/02	9/02	9/02	9/02	9/02	9/02	9/02
Last Prin Pay	7/32	12/30	6/19	7/16	5/14	8/12	4/11

[Available Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	5.87	5.87
2	5.46	7.76
3	5.26	7.63
4	5.43	7.83
5	4.63	8.24
6	4.61	8.29
7	5.09	8.93
8	4.59	8.26
9	4.73	8.49
10	4.56	8.30
11	4.24	9.02
12	4.01	8.84
13	4.36	9.26
14	4.38	9.41
15	4.21	9.22
16	4.35	9.44
17	4.07	9.71
18	4.05	9.79
19	4.34	10.28
20	3.86	9.71
21	3.99	9.97
22	3.74	9.72
23	3.46	10.66
24	3.64	9.26
25	3.73	9.35
26	3.85	9.64
27	3.71	9.34
28	3.83	9.63
29	3.68	10.22
30	3.68	10.23
31	4.41	11.59
32	3.96	10.51
33	4.10	10.85
34	3.96	10.52
35	4.09	11.74
36	4.13	11.01

Period	Available Rate (2)	Available Rate (3)
37	4.14	11.02
38	4.23	11.39
39	4.10	11.03
40	4.23	11.40
41	4.10	11.36
42	4.10	11.36
43	4.54	12.59
44	4.10	11.37
45	4.24	11.76
46	N/A	11.39

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.78%, 6-Month-LIBOR stays at 1.74% and both are run at the Pricing Prepayment Speed to call, does not give effect to the surety carveout, does not include interest payments due to the Class A-IO Bonds and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that both 1-Month LIBOR and 6-Month LIBOR increase to 1200 basis points in period 2 and remain at 1200 basis points thereafter, does not give effect to the surety carveout, does not include interest payments due to the Class A-IO Bonds and includes all projected cash proceeds from the Derivative Contracts.

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for

IMPAC CMB Trust Series 2002-5

$484,167,692 ARM Mortgage Loans

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		1,947	
Total Outstanding Balance		$484,167,692	
Average Loan Balance		$248,674	$67,139 to $998,931
WA Mortgage Rate		6.464%	2.750% to 11.250%
Net WAC		5.936%	2.339% to 10.839%
ARM Characteristics			
WA Gross Margin		2.877%	1.250% to 9.875%
WA Months to First Roll		14	2 to 60
WA First Periodic Cap		1.790%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.008%	1.000% to 1.500%
WA Lifetime Cap		12.438%	3.125% to 18.875%
WA Lifetime Floor		2.992%	1.250% to 11.250%
WA Original Term (months)		360	314 to 360
WA Remaining Term (months)		359	313 to 360
WA Age (months)		1	0 to 10
WA LTV		82.06%	7.50% to 100.00%
WA FICO		687	
WA DTI%		38.45%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		79.61%	
Prepay Moves Exempted	Soft	35.82%	
	Hard	43.79%	
	No Prepay	20.39%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	68.37%	SFR	72.32%	NO RATIO	30.26%	PUR	60.03%	OO	91.64%	0	20.39%
FL	4.39%	PUD	13.47%	NISA	28.26%	RCO	30.00%	INV	7.20%	6	0.11%
VA	2.74%	CND	10.13%	REDUCED	17.54%	RNC	9.96%	2H	1.16%	12	27.22%
GA	2.70%	2T4	2.31%	FULL	13.81%					24	30.16%
NJ	1.90%	4T4	0.61%	NINA	6.48%					36	11.07%
										60	11.05%

$484,167,692 ARM Mortgage Loans

Description

Label Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
30Y LIB6M	937	$236,365,826	48.82
30Y LIB6M-IO	186	$57,932,413	11.97
2/28 LIB6M	630	$139,051,839	28.72
2/28 LIB6M-IO	33	$8,243,480	1.70
3/27 LIB6M	68	$16,088,333	3.32
3/27 LIB6M-IO	8	$2,228,380	0.46
5/25 LIB6M	70	$19,355,920	4.00
5/25 LIB6M-IO	15	$4,901,500	1.01
	1947	**$484,167,692**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 50,000.01 to $ 100,000	96	$8,270,625	1.71
$ 100,000.01 to $ 150,000	302	$38,383,667	7.93
$ 150,000.01 to $ 200,000	406	$71,507,735	14.77
$ 200,000.01 to $ 250,000	323	$71,921,483	14.85
$ 250,000.01 to $ 300,000	259	$71,547,368	14.78
$ 300,000.01 to $ 350,000	215	$70,042,835	14.47
$ 350,000.01 to $ 400,000	147	$55,351,696	11.43
$ 400,000.01 to $ 450,000	84	$35,592,643	7.35
$ 450,000.01 to $ 500,000	58	$27,714,411	5.72
$ 500,000.01 to $ 550,000	25	$13,171,359	2.72
$ 550,000.01 to $ 600,000	9	$5,147,157	1.06
$ 600,000.01 to $ 650,000	15	$9,497,282	1.96
$ 650,000.01 to $ 700,000	4	$2,713,440	0.56
$ 700,000.01 to $ 750,000	1	$750,000	0.15
$ 750,000.01 to $ 800,000	2	$1,557,060	0.32
$ 900,000.01 to $1,000,000	1	$998,931	0.21
	1947	**$484,167,692**	**100.00**

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
< 2.975	3	$829,747	0.17
3.000 - 3.499	4	$1,015,841	0.21
3.500 - 3.999	28	$9,090,506	1.88
4.000 - 4.499	64	$19,843,575	4.10
4.500 - 4.999	122	$33,382,272	6.89
5.000 - 5.499	155	$40,571,932	8.38
5.500 - 5.999	270	$73,066,602	15.09
6.000 - 6.499	214	$57,089,312	11.79
6.500 - 6.999	314	$79,906,726	16.50
7.000 - 7.499	221	$52,454,784	10.83
7.500 - 7.999	249	$54,977,012	11.35

$484,167,692 ARM Mortgage Loans

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.000 - 8.499	135	$28,981,246	5.99
8.500 - 8.999	103	$19,999,326	4.13
9.000 - 9.499	36	$6,404,257	1.32
9.500 - 9.999	24	$5,548,203	1.15
10.000 - 10.499	2	$374,798	0.08
10.500 - 10.999	2	$246,947	0.05
11.000 - 11.499	1	$384,606	0.08
	1947	**$484,167,692**	**100.00**

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	1947	$484,167,692	100.00
	1947	**$484,167,692**	**100.00**

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 20.00	4	$809,266	0.17
20.01 - 25.00	1	$105,767	0.02
25.01 - 30.00	3	$304,822	0.06
30.01 - 35.00	5	$1,701,212	0.35
35.01 - 40.00	7	$2,069,345	0.43
40.01 - 45.00	12	$2,280,585	0.47
45.01 - 50.00	15	$5,113,733	1.06
50.01 - 55.00	16	$5,102,403	1.05
55.01 - 60.00	21	$5,377,769	1.11
60.01 - 65.00	45	$12,259,511	2.53
65.01 - 70.00	124	$37,322,548	7.71
70.01 - 75.00	100	$27,197,748	5.62
75.01 - 80.00	643	$166,817,966	34.45
80.01 - 85.00	60	$15,168,696	3.13
85.01 - 90.00	430	$102,064,935	21.08
90.01 - 95.00	413	$91,558,615	18.91
95.01 - 100.00	48	$8,912,771	1.84
	1947	**$484,167,692**	**100.00**

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	1	$75,921	0.02
AZ	44	$7,734,982	1.60
CA	1220	$331,024,253	68.37
CO	44	$8,937,407	1.85

$484,167,692 ARM Mortgage Loans

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CT	14	$2,563,017	0.53
DE	1	$191,347	0.04
DC	7	$1,733,196	0.36
FL	113	$21,258,008	4.39
GA	59	$13,086,724	2.70
HI	7	$1,934,167	0.40
ID	3	$328,729	0.07
IL	37	$7,855,137	1.62
IN	2	$563,676	0.12
IA	2	$219,278	0.05
KS	4	$561,667	0.12
KY	2	$228,795	0.05
LA	2	$254,954	0.05
ME	1	$353,704	0.07
MD	29	$6,839,627	1.41
MA	15	$3,754,403	0.78
MI	19	$4,307,056	0.89
MN	16	$3,593,855	0.74
MS	2	$167,957	0.03
MO	4	$416,302	0.09
NE	1	$81,657	0.02
NV	27	$4,915,189	1.02
NH	2	$319,304	0.07
NJ	38	$9,192,002	1.90
NM	7	$1,229,610	0.25
NY	16	$5,497,626	1.14
NC	24	$3,839,419	0.79
OH	9	$1,145,707	0.24
OK	3	$826,929	0.17
OR	8	$1,528,911	0.32
PA	8	$1,404,421	0.29
RI	3	$847,516	0.18
SC	17	$2,885,492	0.60
TN	4	$1,082,033	0.22
TX	33	$7,464,788	1.54
UT	8	$1,429,592	0.30
VA	50	$13,287,062	2.74
WA	37	$8,522,943	1.76
WI	4	$683,334	0.14
	1947	**$484,167,692**	**100.00**

Collateral Grouped by FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	13	$2,825,780	0.58
781 - 800	58	$14,371,664	2.97
761 - 780	112	$27,318,255	5.64

$484,167,692 ARM Mortgage Loans

Collateral Grouped by FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
741 - 760	158	$41,306,127	8.53
721 - 740	180	$47,507,503	9.81
701 - 720	218	$55,682,336	11.50
681 - 700	235	$59,139,723	12.21
661 - 680	289	$71,093,177	14.68
641 - 660	288	$71,349,518	14.74
621 - 640	260	$62,355,172	12.88
601 - 620	73	$17,758,198	3.67
581 - 600	37	$8,310,537	1.72
561 - 580	9	$1,544,213	0.32
541 - 560	7	$948,213	0.20
521 - 540	6	$1,287,948	0.27
501 - 520	3	$1,029,146	0.21
500 or Less	1	$340,182	0.07
	1947	**$484,167,692**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	1400	$350,134,611	72.32
PUD	246	$65,231,254	13.47
CND	231	$49,057,843	10.13
2T4	38	$11,169,453	2.31
4T4	12	$2,932,339	0.61
CNDP	12	$2,929,809	0.61
3T4	8	$2,712,384	0.56
	1947	**$484,167,692**	**100.00**

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	1220	$290,666,834	60.03
RCO	539	$145,268,464	30.00
RNC	188	$48,232,394	9.96
	1947	**$484,167,692**	**100.00**

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	1749	$443,705,944	91.64
INV	169	$34,858,523	7.20
2H	29	$5,603,225	1.16
	1947	**$484,167,692**	**100.00**

$484,167,692 ARM Mortgage Loans

Collateral Grouped by Document Type

Document Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
NO RATIO	559	$146,502,760	30.26
NISA	595	$136,806,677	28.26
REDUCED	305	$84,941,404	17.54
FULL	273	$66,846,464	13.81
NINA	133	$31,361,021	6.48
SISA	81	$17,446,478	3.60
LISA	1	$262,888	0.05
	1947	**$484,167,692**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.000 - 1.999	8	$3,054,793	0.63
2.000 - 2.249	22	$5,197,624	1.07
2.250 - 2.499	170	$47,465,720	9.80
2.500 - 2.749	446	$112,495,111	23.23
2.750 - 2.999	562	$141,546,039	29.23
3.000 - 3.249	366	$90,078,924	18.60
3.250 - 3.499	136	$32,435,202	6.70
3.500 - 3.749	79	$18,156,569	3.75
3.750 - 3.999	37	$7,651,703	1.58
4.000 - 4.249	39	$8,939,364	1.85
4.250 - 4.499	17	$3,161,809	0.65
4.500 - 4.749	17	$3,038,305	0.63
4.750 - 4.999	13	$3,377,098	0.70
5.000 - 5.249	28	$5,827,670	1.20
5.250 - 5.499	2	$458,245	0.09
6.000 - 6.249	1	$113,392	0.02
6.500 - 6.749	1	$93,647	0.02
7.500 - 7.749	1	$499,778	0.10
7.750 - 7.999	1	$197,514	0.04
>= 9.000	1	$379,186	0.08
	1947	**$484,167,692**	**100.00**

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10/02	1	$134,391	0.03
11/02	7	$1,858,955	0.38
12/02	351	$90,317,391	18.65
01/03	549	$142,221,948	29.37
02/03	208	$57,737,155	11.93

$484,167,692 ARM Mortgage Loans

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
03/03	7	$2,028,400	0.42
10/03	1	$347,224	0.07
01/04	1	$131,572	0.03
02/04	4	$802,011	0.17
03/04	11	$2,714,705	0.56
04/04	5	$865,832	0.18
05/04	8	$854,759	0.18
06/04	211	$46,532,796	9.61
07/04	342	$78,221,327	16.16
08/04	78	$16,343,750	3.38
09/04	2	$481,344	0.10
03/05	1	$399,001	0.08
06/05	21	$4,468,345	0.92
07/05	36	$9,544,418	1.97
08/05	18	$3,904,950	0.81
06/07	29	$7,756,825	1.60
07/07	52	$15,354,596	3.17
08/07	4	$1,146,000	0.24
	1947	**$484,167,692**	**100.00**

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6 or Less	1123	$294,298,240	60.78
13 - 18	6	$1,280,807	0.26
19 - 24	657	$146,014,512	30.16
25 - 31	1	$399,001	0.08
32 - 37	75	$17,917,713	3.70
56 - 61	85	$24,257,420	5.01
	1947	**$484,167,692**	**100.00**

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 7.990	17	$5,047,159	1.04
8.500 - 8.999	3	$829,747	0.17
9.000 - 9.499	4	$892,841	0.18
9.500 - 9.999	25	$8,002,905	1.65
10.000 - 10.499	63	$19,631,661	4.05
10.500 - 10.999	116	$31,967,661	6.60
11.000 - 11.499	150	$39,766,461	8.21

$484,167,692 ARM Mortgage Loans

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
11.500 - 11.999	254	$67,424,390	13.93
12.000 - 12.499	203	$54,089,172	11.17
12.500 - 12.999	335	$86,440,471	17.85
13.000 - 13.499	217	$51,873,709	10.71
13.500 - 13.999	239	$52,991,246	10.94
14.000 - 14.499	128	$27,112,114	5.60
14.500 - 14.999	101	$19,680,467	4.06
15.000 - 15.499	46	$8,930,240	1.84
15.500 - 15.999	31	$6,880,100	1.42
16.000 - 16.499	4	$622,065	0.13
16.500 - 16.999	7	$1,015,620	0.21
17.000 - 17.499	1	$217,404	0.04
18.000 - 18.499	1	$384,606	0.08
18.500 - 18.999	2	$367,652	0.08
	1947	**$484,167,692**	**100.00**

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	1095	$288,808,301	59.65
1.500	28	$5,489,939	1.13
3.000	824	$189,869,453	39.22
	1947	**$484,167,692**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	1908	$476,736,533	98.47
1.500	39	$7,431,160	1.53
	1947	**$484,167,692**	**100.00**

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	1868	$467,615,101	96.58
5.001 - 6.000	11	$3,169,326	0.65
6.001 - 7.000	8	$1,705,908	0.35
7.001 - 8.000	24	$4,828,599	1.00

$484,167,692 ARM Mortgage Loans

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.001 - 9.000	25	$4,446,919	0.92
9.001 - 10.000	10	$2,017,233	0.42
11.001 - 12.000	1	$384,606	0.08
	1947	**$484,167,692**	**100.00**

Original Principal Balances

Original Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 50,000.01 to $ 100,000	96	$8,270,625	1.71
$ 100,000.01 to $ 150,000	300	$38,093,719	7.87
$ 150,000.01 to $ 200,000	407	$71,599,782	14.79
$ 200,000.01 to $ 250,000	325	$72,383,383	14.95
$ 250,000.01 to $ 300,000	255	$70,383,582	14.54
$ 300,000.01 to $ 350,000	217	$70,595,397	14.58
$ 350,000.01 to $ 400,000	146	$54,951,361	11.35
$ 400,000.01 to $ 450,000	86	$36,340,202	7.51
$ 450,000.01 to $ 500,000	58	$27,714,411	5.72
$ 500,000.01 to $ 550,000	25	$13,171,359	2.72
$ 550,000.01 to $ 600,000	9	$5,147,157	1.06
$ 600,000.01 to $ 650,000	15	$9,497,282	1.96
$ 650,000.01 to $ 700,000	4	$2,713,440	0.56
$ 700,000.01 to $ 750,000	1	$750,000	0.15
$ 750,000.01 to $ 800,000	2	$1,557,060	0.32
$ 950,000.01 to $1,000,000	1	$998,931	0.21
	1947	**$484,167,692**	**100.00**